FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version

of a news release issued in Germany by HSBC Trinkaus & Burkhardt, a 78.6 per cent indirectly owned subsidiary of HSBC Holdings plc.

15 April 2010

HSBC TRINKAUS & BURKHARDT AG
2009 RESULTS

·
Operating profit of €196.4 million was 2.1 per cent lower (2008: €200.6 million)
·
Net profit after tax for the year grew 21.9 per cent to €109.2 million (2008: €89.6 million)
·
Net interest income grew 2.7 per cent to €143.3 million (2008: €139.5 million)
·
Net trading income increased by 20.1 per cent to €117.9 million (2008: €98.2 million)
·
Return on equity before tax grew to 17.1 per cent (2008: 15.2 per cent)

Overview
In a challenging year for both the economy and the financial sector HSBC Trinkaus reported satisfactory results for 2009. Operating profit of €196.4 million was broadly in line with the 2008 figure of €200.6 million, while net profit for the year grew by 21.9 per cent to €109.2 million, from €89.6 million in 2008. The return on equity before tax was 17.1 per cent, compared with 15.2 per cent in 2008.

This performance is based on the bank's business model which is characterised by building long-term relationships with our clients in clearly defined target groups. In its 225th year, the bank has demonstrated its business model is flexible enough to adapt to changing market conditions and be successful even in the most severe of crises.

At the end of 2009 the rating agency Fitch once again confirmed HSBC Trinkaus' AA rating, unchanged since December 2007, ensuring HSBC Trinkaus remained the highest rated private commercial bank in Germany. This is testimony to HSBC Trinkaus' professionalism, risk-aware strategy, earnings strength and full membership of the HSBC Group.

These strengths put HSBC Trinkaus in a good position to take advantage of market opportunities to generate growth and increase market share across all its operating divisions. In addition, the benefit of being part of the HSBC Group permits HSBC Trinkaus to pursue its strategy, being a leading bank of choice for the international business of corporate and institutional clients and a significant provider of services for wealthy private clients in Germany. HSBC Trinkaus will continue to expand its client base and product offerings and a higher number of employees will ensure that its clients' needs are properly served.

Financial Commentary
Net interest income was up 2.7 per cent to €143.3 million (2008: €139.5 million). Significantly improved margins in the credit business offset the decline in deposit margins. Interest income from financial assets benefited in particular from the bank's strong liquidity position.

Net fee income, at €346.2 million (2008: €347.6 million) remained robust and was the largest contributor to earnings. There was a strong performance from traditional banking business products such as credit business and payments. While the expansion of the bank's custodian business resulted in higher levels of fees earned by the securities business, the issuing and structuring business also reported growth as the bank was involved in a large number of bond syndicates, in part due to the HSBC Group's global placement power. The successful sale of a closed-end real estate fund also contributed to the increase in fees revenue. Partially offsetting this growth were lower levels of fees earned from asset management, derivatives and foreign exchange transactions.

There was strong performance from net trading income which was 20.1 per cent higher at €117.9 million (2008: €98.2 million). The focus remained on trading of equity-related products with the bank gaining market share in the retail market. Interest rate trading and Treasury activities delivered strong results. Bonds and interest rate derivatives trading stood at €46.2 million (2008: €2.4 million), foreign exchange contributed €7.8 million (2008: €8.8 million).

Net loan impairment and other credit risk provisions were significantly higher than in 2008. HSBC Trinkaus was not immune to the continued weakness in the economy and set aside €22.4 million (2008: €4.5 million) of net new provisions for loan impairment and other credit risks, with increases in both the individually assessed and collectively assessed portfolios
. Nevertheless, the level of impairments remains low, relative to the bank's operating earnings' strength.

Administrative expenses of €400.8 million were 4.3 per cent higher than the €384.2 million reported in the previous year. The increase reflected a higher headcount, as the bank looked to take advantage of growth opportunities, and increased contributions to the Pension Security Association in the wake of the economic crisis. Management continued to focus on maintaining tight cost-control.

Income from financial assets continued to be impacted by negative market movements especially in the first quarter of 2009, however losses of €50.0 million in 2008 fell to a loss of €24.0 million in 2009 on the back of some recovery in market prices. This includes realised losses of €9.5 million and realised gains of €9.4 million; unrealised valuation losses were at €25.7 million and write-ups on bonds were €1.8 million.

HSBC Trinkaus will pay a dividend for 2009 of €2.50 per share, unchanged from that paid in 2008, representing a total dividend payout of €65.3 million (2008: €65.3 million), from profits generated during the year.

Total assets declined by €3.5 billion to €18.7 billion. Falls in trading assets of 19.8 per cent to €10.0 billion (2008: €12.5 billion), in loans and advances to customers of 34.2 per cent to €2.7 billion (2008: €4.1 billion) and in loans and advances to banks of 18.5 per cent to €2.4 billion (2008: €3.0 billion) were partially offset by growth in financial assets of 47.5 per cent to €3.1 billion (2008: €2.1 billion).
These financial assets consist largely of highly liquid ECB eligible bonds or promissory note loans issued by German federal states
. The bank's
interest rate trading books include no positions arising from acquisition financing or other transactions, which remain difficult to price
. The decline in loans and advances to customers is driven mainly by the lower borrowing requirements of HSBC Trinkaus' clients. When customer demand returns, the bank remains ready and able to make these facilities available to its customers where appropriate.

Customer accounts contracted 21.8 per cent to €9.1 billion (2008: €11.6 billion) and trading liabilities declined by 15.5 per cent to €5.2 billion (2008: €6.2 billion). HSBC Trinkaus' balance sheet is characterised by a high level of customer deposits compared with the level of customer loans. Customer deposits levels are more than three times those of customer loans and represent almost 50 per cent of total assets.

Following the payment of dividends HSBC Trinkaus' capital ratio stands at 14.8 per cent (2008: 13.4 per cent) and its tier 1 ratio at 10.4 per cent (2008: 8.8 per cent), well above the banking supervisory requirements. The bank is also well placed in respect of the current Basel proposals being discussed concerning the tightening of the capital requirements for loan security. The tier 1 capital comprises solely capital and reserves and contains no hybrid capital components.

Segment reporting

The
Institutional Clients
division reported the highest profit contribution of €67.1 million (2008: €61.4 million) and at 9.3 per cent the greatest percentage earnings increase of the bank's four segments. The fixed income business generated high net fee income and sales trading income, based on both the large number of bond issues lead-managed by the HSBC Group and the greater variety of products available to clients as a result of the bank's membership of the HSBC Group. The promissory note loan business performed well in 2009 while revenues from asset management and the equities business declined.

At €54.0 million the
Corporate Banking
segment improved on its prior-year result by 4.4 per cent (2008: €51.7 million) and expanded in particular net fee income earned from origination and the placement of fixed-interest securities. There was also further growth in net interest income. Interest income in the lending business improved thanks to higher margins. The volume of deposits by corporate clients increased by €850 million and at €4.3 billion reached a new record level. This is clear evidence of our clients' trust in the capital strength and profitability of HSBC. Interest income on deposits declined due to lower margins as a result of the interest rate cuts by the European Central Bank. Clients are increasingly recognising HSBC Trinkaus not merely as a niche provider, but as a core banking partner because it is part of HSBC's global footprint. Large groups operating internationally as well as growth oriented companies in the upper MME segment are increasingly choosing HSBC Trinkaus as their long-term partner for international business.

In
Private Banking
, profits fell by 29.2 per cent to €29.1 million (2008: €41.1 million), due to the difficult market environment. Despite lower trading activity levels, the business not only expanded existing client relationships, but also acquired new clients. Funds under management increased from €17.2 billion to €19.7 billion showing that the bank's strength and good credit standing is particularly appreciated against the backdrop of the turmoil in the business by wealthy private clients. The bank's asset managers again outperformed the market average in 2009. The risk aversion shown by many investors caused revenues from the securities business to decline.

Global Markets
profits in 2009 of €65.7 million were only 8.8 per cent lower than the exceptional profit of €72.0 million earned in 2008. While revenues in equity derivatives and foreign exchange trading were weaker, treasury revenues improved. The results in cash equities trading were also better. HSBC Trinkaus introduced several highly-regarded products and process innovations to the German retail derivatives market in 2009; these included Day Turbos and an intraday issuing process for
leveraged retail trading products (knockout products)
. The publication of OTC trading volumes and the call/put ratio of DAX knockout products on the www.hsbc-zertifikate.de website underlines the continuing importance which HSBC Trinkaus attaches to greater transparency.

HSBC Global Asset Management (Deutschland) GmbH, a subsidiary of the bank, closed the financial year with a satisfactory result, both in absolute results and compared to the competition. This is attributable in particular to the stable business in special funds and efficient cost management. Assets under management were maintained at the 2008 level. The HSBC liquidity funds recorded significant inflows. Since October 2009, HSBC Global Asset Management is now represented in Switzerland, by a joint venture with HSBC Global Asset Management (France). Sales in Eastern Europe were expanded systematically.

The subsidiary HSBC Transaction Services GmbH (formerly ITS) settled around 46.3 million transactions resulting from trading activities and delivery in 2009, around 23 per cent fewer than in the previous year. The uncertainty in financial markets manifested itself by relatively low transactions volumes, particularly at the beginning and end of 2009.

The bank's subsidiary, Internationale Kapitalanlagegesellschaft mbH (HSBC INKA), again won large mandates during 2009 and was able to increase the volume of assets administrated in funds and Investment AGs on a net basis by €5.4 billion to €64.3 billion. The volume of Investment AG funds managed by third parties and serviced by HSBC INKA stood at around €11.9 billion at the end of 2009.

There was also a significant increase in volumes in the depository bank and custody business. In the depository bank business volumes rose by €5.6 billion to €40.6 billion at the end of 2009.

Media enquiries to Steffen Pörner on +49 211 910 1664 or at steffen.poerner@hsbctrinkaus.de

Notes to editors:

1. HSBC Trinkaus
HSBC Trinkaus is one of Germany's leading private banks and part of the globally operating HSBC Group. With 2,280 employees HSBC Trinkaus can be found in six locations in Germany in addition to the head office in Düsseldorf and has access to the global network of the HSBC Group. With total assets of €18.7 billion* and €99.1 billion in funds under management and administration*, the Bank is the best rated private commercial bank in Germany with a "AA" Fitch Rating last confirmed in December 2009. The Bank's central target groups are wealthy private clients, corporate clients and institutional clients. *(all figures as at 31 December 2009)

HSBC Trinkaus'
press releases can be found on the
www.hsbctrinkaus.de
homepage under the heading "Press".

2.
HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

HSBC Trinkaus

Consolidated figures according to International Financial Reporting Standards (IFRS)

1.  Balance sheet figures in €m                                2009             2008            Change
                                                                                                                             in per cent

Loans and advances to customers                              2,687.5          4,082.6           - 34.2

Trading assets                                                            10,005.7        12,482.6           - 19.8

Customer accounts                                                     9,062.1         11,592.8           - 21.8

Trading liabilities                                                           5,196.7           6,152.9           - 15.5

Shareholders' equity*                                                  1,062.5              955.0             11.3

Total assets                                                               18,728.6         22,205.7           - 15.7

Funds under Management and Administration (€bn)       99.1                87.2             13.6

2.  Income statement in €m

Net interest income                                                        143.3              139.5               2.7

Net loan impairment and other credit risk provisions      22.5                  4.5         > 100.0

Net fee income                                                              346.2              347.6              - 0.4

Net trading income                                                        117.9                98.2              20.1

Administrative expenses*                                             400.8              384.2               4.3

Operating profit                                                              196.4              200.6             - 2.1

Profit before taxes                                                         163.7              138.2              18.5

Net profit for the year                                                     109.2                89.6              21.9

3.  Ratios (%)

Return on equity before tax                                             17.1                15.2                  -

Cost:income ratio                                                           68.3                72.9                   -

Tier 1 Capital Ratio                                                         10.4                  8.8                  -

Regulatory capital ratio                                                  14.8                 13.4                 -
* The prior-year figures were adjusted retrospectively in 2008 pursuant to IAS 8 as a result of the first-time application of IFRIC 11, Group and Treasury Share Transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                      Date:  15 April, 2010